November 16, 2012

Via EDGAR and E-Mail
Mr. Ernest Greene
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.   20549
GreeneE@SEC.GOV

Re:     SHFL entertainment, Inc. (the “Company”)
           Form 10-K for the Year Ended October 31, 2011
           Filed January 5, 2012
           Form 10-Q for the Period Ended July 31, 2012
           Filed September 10, 2012
           File No. 0-20820

Dear Mr. Green:

Thank you very much for your telephone conversation and follow-up e-mail of November 13, 2012.  I confirm that we are now in receipt of your original correspondence, dated October 19, 2012, in which you made comments to our above referenced public filings (the “Comment Letter”).

We very much appreciate the extension of time you have granted to us to respond to the Comment Letter.  Given the Thanksgiving holiday and given that our office is closed on November 23, 2012, we confirm our delivery of the information requested in the Comment Letter by no later than the close of business on Thursday, November 29, 2012.

Please accept our apologies for the inadvertent oversight in our not originally reviewing the Comment Letter.  We do take our prompt response to all correspondence very seriously and we would not want any negative light to be cast upon the Company as a result of this event.  In order to ensure timely response to all future correspondence, I would appreciate it if you would copy the Company’s General Counsel, Katie Lever, on all matters at klever@shfl.com.

Again, my thanks for your consideration.

Sincerely,

/s/ LINSTER W. FOX

Linster W. Fox,
Executive Vice President, Chief Financial Officer, Secretary
SHFL entertainment, Inc.